

July 16, 2020

Donald M. Callahan
Chief Financial Officer
Metaurus Equity Component Trust
c/o Metaurus Advisors LLC
589 Fifth Avenue, Suite 808
New York, New York 10017

   Re: Metaurus Equity Component Trust
     Form 10-K for the Fiscal Year Ended December 31, 2019
     Filed March 30, 2020
     File No. 001-38344

Dear Mr. Callahan:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Table of Contents, page i

1. We note that you include two tables of contents in your filing as well as duplicative disclosures. The first immediately after your cover page and the second after page 18. The second table of contents appears to follow the basic outline of Form 10-Q. In your amended filing prompted by comment 2 below, please revise your filing to remove the following information after pages 18 and F-26:

- The table of contents on the second page i;
- The Management's Discussion and Analysis of Financial Condition and Results of Operations on the second pages 3 and 4;
- The Quantitative and Qualitative Disclosures About Market Risk on the second page 4;

- The Controls and Procedures disclosure on the second page 4;
- The Part II information following on the second page 5;
- The duplicative Exhibits listing on the second pages 6 and 8; and
- The signature page on the second page 7.

In your amended filing, ensure that any relevant disclosures in the pages to be removed that are not included in the captions presented earlier in the document are moved to that disclosure. Finally, represent to us that in future Forms 10-K, you will follow the structure of the requirements as stipulated in the instructions for Form 10-K and not include the duplicative disclosures identified above.

Item 9A. Controls and Procedures
Internal Control Over Financial Reporting, page 11

2.   As this is your second annual report filing on Form 10-K, Instruction 1 to Item 308 of Regulation S-K requires disclosure of management's report on your internal controls over financial reporting. Please tell us whether you performed the required assessment as of December 31, 2019 and mistakenly omitted it from your filing. In any regard, amend your filing to provide the required assessment stipulated in Item 308(a) of Regulation S-K and tell us the impact of your omission on your assessment of your disclosure controls and procedures as of December 31, 2019 under Item 307 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer at (202) 551-3638 or Michelle Miller at (202) 551-3368 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance